UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2020

Commission File No.: 000-30668

NOVA MEASURING INSTRUMENTS LTD.
(Translation of registrant’s name into English)

5 David Fikes St., Rehovot
P.O.B 266
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled: “Nova Reports Third Quarter 2020 Results”.

The GAAP financial statements tables included in the press release attached hereto are hereby incorporated by reference into the Registrant’s registration statements on Form S-8, filed with the Securities and Exchange Commission on the following dates: November 5, 2007 (File No. 333-147140); October 25, 2012 (File No. 333-184585), March 6, 2015 (File No. 333-202550); and August 25, 2017 (File No. 333-220158).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 12, 2020	NOVA MEASURING INSTRUMENTS LTD. (Registrant) By: /s/ Dror David —————————————— Dror David Chief Financial Officer

Company Contact: Dror David, Chief Financial Officer Nova Measuring Instruments Ltd. Tel: +972-73-229-5760 E-mail: info@novami.com www.novami.com	Investor Relations Contact: Miri Segal MS-IR LLC Tel: +917-607-8654 E-mail: msegal@ms-ir.com

Company Press Release

Nova Reports Third Quarter 2020 Results

Rehovot, Israel, November 12, 2020 - Nova (Nasdaq: NVMI) today announced financial results for the third quarter 2020, the period ended September 30, 2020.

Business Highlights:

•	Record quarterly revenue of $69.5 million, up 32% year-over-year

•	GAAP net income of $13.9 million, or $0.48 per diluted share, up 60% year-over-year on a per-share basis

•	Non-GAAP net income of $16.5 million, or $0.57 per diluted share, up 43% year-over-year on a per-share basis

•	Record quarterly optical standalone revenues, driven by growing demand for Nova’s unique dimensional metrology solutions

•	In October, completed a private offering of $200 million of 0% convertible senior notes due 2025

GAAP Results ($K)
	Q3 2020	Q2 2020	Q3 2019
Revenues	$69,485	$62,586	$52,507
Net Income	$13,896	$8,672	$8,562
Earnings per Diluted Share	$0.48	$0.30	$0.30
NON-GAAP Results ($K)
	Q3 2020	Q2 2020	Q3 2019
Net Income	$16,511	$13,774	$11,507
Earnings per Diluted Share	$0.57	$0.48	$0.40

A reconciliation between GAAP operating results and non-GAAP operating results is provided following the financial statements that are part of this release. Non-GAAP results exclude amortization of acquired intangible assets, stock-based compensation expenses, expense related to a transaction made by a financial institution without Company authorization, facilities transition costs, revaluation of long-term liabilities and tax effect of non-GAAP adjustments.

Management Comments

“Nova’s outstanding financial results for the quarter exceeded our previous expectations and guidance. These results demonstrate the resilience of our operational model and the strategic value we bring to our customers while they continue developing their next generation technology nodes,” commented Eitan Oppenhaim, President and Chief Executive Officer. “Following our strong operational execution in 2020, we remain confident in our strategy and the value we create, which provide us a solid base to deliver our long-term growth objectives.”

2020 Fourth Quarter Financial Outlook

Management provided an outlook for the fourth quarter, the period ending December 31, 2020. Based on current estimates, management expects:

•	$66 million to $73 million in revenue

•	$0.32 to $0.43 in diluted GAAP EPS

•	$0.45 to $0.56 in diluted non-GAAP EPS

2020 Third Quarter Results

Total revenues for the third quarter of 2020 were $69.5 million, an increase of 11.0% compared with the second quarter of 2020 and an increase of 32.3% compared with the third quarter of 2019.

Gross margin for the third quarter of 2020 was 57.1%, compared with a gross margin of 58.5% in the second quarter of 2020, and compared with a gross margin of 52.4% in the third quarter of 2019.

Operating expenses in the third quarter of 2020 were $24.1 million, compared with $26.3 million in the second quarter of 2020 and compared with $21.0 million in the third quarter of 2019.

On a GAAP basis, the Company reported net income of $13.9 million, or $0.48 per diluted share, in the third quarter of 2020. This is compared with net income of $8.7 million, or $0.30 per diluted share, in the second quarter of 2020, and compared with net income of $8.6 million, or $0.30 per diluted share, in the third quarter of 2019.

On a non-GAAP basis, which excludes amortization of acquired intangible assets, stock-based compensation expenses, one-time expense related to a transaction made by a financial institution without Company authorization, facilities transition costs, revaluation of long-term liabilities and tax effect of non-GAAP adjustments, the Company reported net income of $16.5 million, or $0.57 per diluted share, in the third quarter of 2020. This is compared with net income of $13.8 million, or $0.48 per diluted share, in the second quarter of 2020, and compared with net income of $11.5 million, or $0.40 per diluted share, in the third quarter of 2019.

Conference Call Information

Nova will host a conference call today, November 12, 2020, at 9 a.m. Eastern Time, to discuss the financial results and outlook. To attend the conference call, please dial one of the following teleconferencing numbers. Please begin by placing your calls five minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

U.S. TOLL-FREE Dial-in Number: 1-888-394-8218
ISRAEL TOLL-FREE Dial-in Number: 1-809-212-883
INTERNATIONAL Dial-in Number: 1-323-701-0225

At:
9 a.m. Eastern Time
6 a.m. Pacific Time
4 p.m. Israel Time
Please reference conference ID: 1420148

The conference call will also be webcast live from a link on Nova's website at https://www.novami.com/investors/events/.

A replay of the conference call will be available from November 12, 2020 at 12 p.m. Eastern Time to November 19, 2020 at 11:59 p.m. Eastern Time. To access the replay, please dial one of the following numbers:

Replay Dial-in TOLL-FREE: 1-844-512-2921
Replay Dial-in TOLL/INTERNATIONAL: 1-412-317-6671
Replay Pin Number: 1420148

A replay will also be available for 90 days on Nova's website at https://www.novami.com/investors/events/.

About Nova: Nova is a leading innovator and key provider of metrology solutions for advanced process control used in semiconductor manufacturing. Nova delivers continuous innovation by providing state-of-the-art high-performance metrology solutions for effective process control throughout the semiconductor fabrication lifecycle. Nova’s product portfolio, which combines high-precision hardware and cutting-edge software, provides its customers with deep insight into the development and production of the most advanced semiconductor devices. Nova’s unique capability to deliver innovative x-ray and optical solutions enables its customers to improve performance, enhance product yields and accelerate time to market. Nova acts as a partner to semiconductor manufacturers from its offices around the world. Additional information may be found at www.novami.com.

Nova is traded on the NASDAQ & TASE under the symbol NVMI.

This press release provides financial measures that exclude amortization of acquired intangible assets, stock-based compensation expenses, expense related to a transaction made by a financial institution without Company authorization, facilities transition costs, revaluation of long-term liabilities, tax effect of non-GAAP adjustments and amortization of debt discount and issuance costs, as applicable, and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding Nova's performance because they reflect our operational results and enhance management's and investors' ability to evaluate Nova's performance before charges or benefits considered by management to be outside Nova's ongoing operating results. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management believes that it is in the best interest of its investors to provide financial information that will facilitate comparison of both historical and future results and allow greater transparency to supplemental information used by management in its financial and operational decision making. A reconciliation of each GAAP to non-GAAP financial measure discussed in this press release is contained in the accompanying financial tables..

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding, but are not limited to, anticipated growth opportunities and projections about our business and its future revenues, expenses and profitability. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements. Factors that may affect our results, performance, circumstances or achievements include, but are not limited to, the following: our dependency on three product lines; our dependency on a small number of large customers and small number of suppliers; the highly cyclical and competitive nature of the markets we target and we operate in; our inability to reduce spending during a slowdown in the semiconductor industry; our ability to respond effectively on a timely basis to rapid technological changes; our dependency on PEMs; risks related to exclusivity obligations and non-limited liability that may be included in our commercial agreements and arrangements; our ability to retain our competitive position despite the ongoing consolidation in our industry; risks related to our dependence on our manufacturing facilities; risks related to changes in our order backlog; risks related to efforts to complete and integrate current and/or future acquisitions; risks related to worldwide financial and economic instabilities, including the implications of the ongoing novel coronavirus (COVID-19) pandemic; risks related to our intellectual property; new product offerings from our competitors; unanticipated manufacturing or supply problems; risks related to government programs we participate in; risks related to taxation; changes in customer demand for our products; risks related to currency fluctuations; risks related to technology security threats, including data breaches, cyberattacks and system disruptions, and changes in privacy laws; risks related to acquisitions we may pursue and risks related to our operations in Israel. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading “Risk Factors” in Nova’s Annual Report on Form 20-F for the year ended December 31, 2019 filed with the Securities and Exchange Commission on March 12, 2020. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. Nova Measuring Instruments Ltd. does not assume any obligation to update the forward-looking information contained in this press release.

(Tables to Follow)

NOVA MEASURING INSTRUMENTS LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands) - (Unaudited)

	As of
	September 30, 2020	December 31, 2019
ASSETS
Current assets
Cash and cash equivalents	32,713	31,748
Short-term interest-bearing bank deposits	200,676	154,533
Trade accounts receivable	41,097	51,603
Inventories	62,063	48,362
Other current assets	11,899	17,122

Total current assets	348,448	303,368

Non-current assets
Interest-bearing bank deposits	2,824	2,813
Restricted interest-bearing bank deposits	2,000	2,000
Deferred tax assets	5,282	4,554
Severance pay funds	1,197	1,210
Right of-use assets	29,508	28,256
Property and equipment, net	32,491	30,566
Intangible assets, net	5,684	7,562
Goodwill	20,114	20,114

Total non-current assets	99,100	97,075

Total assets	447,548	400,443

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Trade accounts payable	22,733	20,706
Deferred revenues	3,791	2,256
Operating lease current liabilities	2,391	2,236
Other current liabilities	26,303	21,751

Total current liabilities	55,218	46,949

Non-current liabilities
Accrued severance pay	2,139	2,120
Operating lease long-term liabilities	31,875	31,077
Other long-term liability	6,616	5,758

Total non-current liabilities	40,630	38,955

Shareholders' equity	351,700	314,539

Total liabilities and shareholders’ equity	447,548	400,443

NOVA MEASURING INSTRUMENTS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
 (U.S. dollars in thousands, except per share data) - (Unaudited)

	Three months ended		Nine months ended
	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019

Revenues:
Products	54,757	38,723	147,579	120,185
Services	14,728	13,784	45,514	40,099
Total revenues	69,485	52,507	193,093	160,284

Cost of revenues:
Products	20,732	16,342	55,922	48,446
Services	9,096	8,672	26,571	24,651
Total cost of revenues	29,828	25,014	82,493	73,097

Gross profit	39,657	27,493	110,600	87,187

Operating expenses:
Research and development expenses, net	12,957	10,548	37,262	34,786
Sales and marketing expenses	7,406	7,156	21,232	20,943
General and administrative expenses	3,141	2,658	11,505	7,564
Amortization of acquired intangible assets	625	657	1,877	1,969
Total operating expenses	24,129	21,019	71,876	65,262

Operating income	15,528	6,474	38,724	21,925

Financing income, net	846	887	2,261	2,252

Income before tax on income	16,374	7,361	40,985	24,177

Income tax expenses	2,478	(1,201)	6,735	1,391

Net income for the period	13,896	8,562	34,250	22,786

Earnings per share:
Basic	0.49	0.31	1.22	0.82
Diluted	0.48	0.30	1.18	0.80

Shares used for calculation of earnings per share:
Basic	28,168	27,826	28,080	27,935
Diluted	29,020	28,474	28,933	28,599

NOVA MEASURING INSTRUMENTS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands) - (Unaudited)

	Three months ended		Nine months ended
	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
Cash flows from operating activities:
Net income for the period	13,896	8,562	34,250	22,786

Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	2,447	3,842	7,133	9,312
Share-based compensation	1,946	1,364	4,718	3,662
Change in deferred tax assets, net	(182)	(410)	(728)	(754)
Change in accrued severance pay, net	4	25	32	52
Change in trade accounts receivable	3,360	1,024	10,506	6,477
Change in inventories	(6,582)	(1,332)	(15,052)	(9,187)
Change in other current and long-term assets	484	(7,180)	5,223	(4,600)
Change in trade accounts payable	1,362	1,700	2,027	(426)
Change in other current and long-term liabilities	2,227	3,247	4,530	(1,332)
Change in short term deferred revenues	2,626	(1,599)	1,535	(269)

Net cash provided by (used in) operating activities	21,588	9,243	54,174	25,721

Cash flow from investment activities:
Change in short-term and long-term interest-bearing bank deposits	(13,161)	(6,040)	(46,154)	35
Purchase of property and equipment	(1,713)	(7,928)	(4,873)	(15,621)

Net cash provided by (used in) investment activities	(14,874)	(13,968)	(51,027)	(15,586)

Cash flows from financing activities:
Purchases of treasury shares	-	-	(2,549)	(7,159)
Shares issued upon exercise of options	114	95	367	367

Net cash used in financing activities	114	95	(2,182)	(6,792)

Increase (decrease) in cash and cash equivalents	6,828	(4,630)	965	3,343
Cash and cash equivalents – beginning of period	25,885	32,850	31,748	24,877
Cash and cash equivalents – end of period	32,713	28,220	32,713	28,220

NOVA MEASURING INSTRUMENTS LTD.
RECONCILIATION OF GAAP TO NON-GAAP RESULTS
(U.S. dollars in thousands, except percentage and per share data) - (Unaudited)

	Three months ended
	September 30, 2020	June 30, 2020	September 30, 2019
GAAP gross profit	39,657	36,601	27,493
Stock-based compensation expenses *	414	279	277
Facilities transition costs	-	-	220
Non-GAAP gross profit	40,071	36,880	27,990
GAAP gross margin as a percentage of revenues	57%	58%	52%
Non-GAAP gross margin as a percentage of revenues	58%	59%	53%

GAAP operating income	15,528	10,315	6,474
Stock-based compensation expenses *	1,946	1,454	1,364
Amortization of acquired intangible assets	625	626	657
One-time expense related to a transaction made by a financial institution without Company authorization	-	3,000	-
Facilities transition costs	-	-	888
Non-GAAP operating income	18,099	15,395	9,383
GAAP operating margin as a percentage of revenues	22%	16%	12%
Non-GAAP operating margin as a percentage of revenues	26%	25%	18%

GAAP net income	13,896	8,672	8,562
Stock-based compensation expenses *	1,946	1,454	1,364
Amortization of acquired intangible assets	625	626	657
One-time expense related to a transaction made by a financial institution without Company authorization	-	3,000	-
Facilities transition costs	-	-	888
Revaluation of long-term liabilities	161	594	362
Tax effect of non-GAAP adjustments	(117)	(572)	(326)
Non-GAAP net income	16,511	13,774	11,507

GAAP basic earnings per share	0.49	0.31	0.31
Non-GAAP basic earnings per share	0.59	0.49	0.41

GAAP diluted earnings per share	0.48	0.30	0.30
Non-GAAP diluted earnings per share	0.57	0.48	0.40

Shares used for calculation of earnings per share:
Basic	28,168	28,039	27,826
Diluted	29,020	28,888	28,474

* Stock-based compensation expenses for the three months ended September 30, 2020 included in – Cost of revenues products - 259; Cost of revenues services - 155; Research and development expenses, net – 713; Sales and marketing expenses – 409; General and administrative expenses – 410

NOVA MEASURING INSTRUMENTS LTD.
SUPPLEMENTAL INFORMATION - RECONCILIATION OF FOURTH QUARTER 2020
GAAP TO NON-GAAP GUIDANCE
 (Unaudited)

	Low	High
Estimated GAAP net income per diluted share	0.32	0.43
Estimated non-GAAP items:
Stock-based compensation expenses	0.09	0.09
Amortization of acquired intangible assets	0.02	0.02
Amortization of debt discount and issuance costs	0.03	0.03
Tax effect of non-GAAP adjustments	(0.01)	(0.01)
Estimated non-GAAP net income per diluted share	0.45	0.56